MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

05012810

RECEIVED
2005 NOV 28 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 21, 2005

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the three News Releases regarding the Company's subsidiaries, which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

PROCESSED
NOV 29 2005
THOMSON FINANCIAL

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

Exemption No.82-5129

SEKISUI HOUSE

News Release

Sekisui House, Ltd.

Sekisui Deutschland BAU (Subsidiary) to Be Dissolved

November 17, 2005 – The board of directors of Sekisui House, Ltd. ("Sekisui House") passed a resolution today authorizing the company to dissolve its subsidiary, Sekisui Deutschland BAU GmbH ("Sekisui Deutschland BAU").

1. Background

Sekisui Deutschland BAU was established primarily with the aim of selling buildings in then West Germany; however, it subsequently withdrew from this business in 1982, and is now focused on the real estate leasing business. The decision to dissolve Sekisui Deutschland BAU is based on the fact that the company will terminate this real estate leasing business.

2. Profile of Company

Trading name: SEKISUI DEUTSCHLAND BAU GmbH
Established: July 15, 1975
Headquarters address: Gleueler Strasse 273, 50935 Köln, Bundesrepublik Deutschland
Representative:Toru Suetake, President
Capitalization: 4,090,335 Euro
Shareholder: Sekisui House, Ltd. (100% ownership)

3. Implications and plans

In accordance with the liquidation procedures in German law, Sekisui House plans to hold a shareholders' meeting to approve the dissolution by the end of January 2006, and complete the liquidation procedures by the end of March 2007.

The company expects to post approximately 137 million yen of loss on the liquidation of Sekisui Deutschland BAU, but it will have little impact on Sekisui House's business results or consolidated financial position.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

Exemption No.82-5129

SEKISUI HOUSE

News Release

Sekisui House, Ltd.

Sekisui House Writes Off Debt of Nishinomiya Marina City Development (Subsidiary)

November 17, 2005 – The board of directors of Sekisui House, Ltd. ("Sekisui House") voted today to authorize the company to write off all loans to its subsidiary, Nishinomiya Marina City Development Co., Ltd. ("Nishinomiya Marina City Development")

1. Profile of Company

Trading name: Nishinomiya Marina City Development Co., Ltd.
Established: April 18, 1991
Headquarters address: 4-14-3, Nishinomiya-hama, Nishinomiya City, Hyogo
Representative: Isami Wada, President & Representative Director
Capitalization: 400 million yen
Primary activities: Sale of condominiums and land developed for detached houses in Hyogo Prefecture's Nishinomiya Marina City development project

2. Amount and type of debt of Nishinomiya Marina City Development to Sekisui House

Loans: Approximately 13.6 billion yen

3. Background and implications

With the liquidation of Nishinomiya Marina City Development, Sekisui House has decided to write off the debt owed to it by the former. The amount involved was already covered by Sekisui House's loan-loss provision recorded in the first six months of the year ended January 31, 2002, and, consequently, the move will have no impact on the company's business results or consolidated financial position.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

Exemption No.82-5129

SEKISUI HOUSE

News Release

Sekisui House, Ltd.

Nishinomiya Marina City Development (Subsidiary) to Be Dissolved

November 17, 2005 – The board of directors of Sekisui House, Ltd. ("Sekisui House") passed a resolution today authorizing the company to dissolve its subsidiary, Nishinomiya Marina City Development Co., Ltd. ("Nishinomiya Marina City Development").

1. Background

Now that the purpose of establishing the company has been fulfilled with the completion of the Nishinomiya Marina City Development Project, Hyogo, it was decided to dissolve Nishinomiya Marina City Development.

2. Profile of Company

Trading name: Nishinomiya Marina City Development Co., Ltd.
Established: April 18, 1991
Headquarters address: 4-14-3, Nishinomiya-hama, Nishinomiya City, Hyogo
Representative: Isami Wada, President & Representative Director
Capitalization: 400 million yen
Shareholder: Sekisui House, Ltd. (100% ownership)

3. Implications and plans

This move forms part of the final phase of the urban development project in Nishinomiya Marina Park City, and will have no impact on Sekisui House's business results or consolidated financial position.

The company plans to hold an extraordinary shareholders' meeting to approve the dissolution around the end of December 2005 and apply for registration of completion of liquidation around mid September 2006.

* * *

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

November 17, 2005

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department